                                                                EXHIBIT 99d(iii)

                     FIRST AMENDMENT TO AMENDED AND RESTATED
                         INVESTMENT MANAGEMENT AGREEMENT

     Pursuant to the Amended and Restated Investment Management Agreement between HL Investment Advisors, LLC ("HL Advisors") and Hartford Series Fund, Inc. dated as of August 28, 2002, and applicable to Hartford Focus HLS Fund, et al. (the "Agreement"), HARTFORD EQUITY INCOME HLS FUND is hereby included in the definition of Portfolio. All provisions in the Agreement shall apply to the management of Hartford Equity Income HLS Fund except as stated below.

     The advisory fee for the new portfolio shall be accrued daily and paid monthly, based upon the following annual rates and upon the calculated daily net asset value of the Fund:

                         HARTFORD EQUITY INCOME HLS FUND

                    NET ASSET VALUE               ANNUAL RATE
                    ---------------               -----------
                    First $250 million                0.625%
                    Next $250 million                 0.575%
                    Next $500 million                 0.525%
                    Amount Over $1 billion            0.475%

     This amended Agreement is effective for a period of two years from the date hereof and shall continue in effect thereafter in accordance with the provisions of Section 8 of the Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed on the ______ day of _________________, 2003.


HL INVESTMENT ADVISORS, LLC              HARTFORD SERIES FUND, INC.
                                         ON BEHALF OF:
                                         Hartford Equity Income HLS Fund


By:                                      By:
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